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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Kelly, Jeffrey D.		National City Corporation (NCC)
	National City Corporation 1900 East Ninth Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			04/11/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cleveland, Ohio 44072 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/11/2003				M			7,546.00	M	$13.25				D

	Common Stock		04/11/2003				F			3,433.00	D	$29.12				D

	Common Stock		04/11/2003				M			6,694.00	A	$14.9375				D

	Common Stock		04/11/2003				F			3,433.00	D	$29.12				D

	Common Stock		04/11/2003				M			2,322.00	A	$18.3125				D

	Common Stock		04/11/2003				F			1,753.00	D	$29.12				D

	Common Stock		04/11/2003				M			47,193.00	A	$17.8125				D

	Common Stock		04/11/2003				M			35,089.00	D	$29.12		101,105.00		D

	Common Stock (401(k) Plan)													6,290.02		D

	Common Stock (Restricted Stock)													34,526.00		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options (Right to Buy)		$29.12		04/11/2003				M				3,773.00

	Options (Right to Buy)		$29.12		04/11/2003				M				3,773.00

	Options (Right to Buy)		$29.12		04/11/2003				M				3,347.00

	Options (Right to Buy)		$29.12		04/11/2003				M				3,347.00

	Options (Right to Buy)		$29.12		04/11/2003				M				2,322.00

	Options (Right to Buy)		$29.12		04/11/2003				M				23,596.00

	Options (Right to Buy)		$29.12		04/11/2003				M				23,597.00

	Options (Right to Buy		$29.12		04/11/2003				A			35,089.00

	Units of Interest in the Deferred Compensation Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	07/06/1995	07/06/2004		Common Stock	3,773.00						D

	07/06/1996	07/06/2004		Common Stock	3,773.00						D

	12/14/1996	06/14/2005		Common Stock	3,347.00						D

	12/14/1997	06/14/2005		Common Stock	3,347.00						D

	01/03/1997	06/23/2003		Common Stock	2,322.00						D

	06/20/2001	06/20/2010		Common Stock	23,596.00						D

	06/20/2002	06/20/2010		Common Stock	23,597.00						D

	10/11/2003	06/20/2010		Common Stock	35,089.00				526,935.00(1)		D

				Common Stock	5,259.02				5,259.82		D

Explanation of Responses:

(1) These options were granted under NCC's Stock Option Plans between 7/03/96 and 4/11/03 at exercise prices ranging from $17.8125 to $35.9375. Each option expires 10 years from the date of its grant. Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended to qualify as ISO's may be further limited by the IRC.

/s/ Jeffrey D. Kelly by Carlton E. Langer, attorney-in-fact	04/14/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.